Harsco Corporation
350 Poplar Church Road
Camp Hill, PA 17011 USA
Phone: 717.763.7064
Fax: 717.763.6424
Web:  www.harsco.com

May 19, 2010

VIA EDGAR

Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
1 Station Place, N.E., Stop 4631
Washington, DC  20549-4631

Re:	Harsco Corporation
Form 10-K for the fiscal year Ended December 31, 2009
Definitive Proxy Statement on Schedule 14A filed on March 24, 2010
File No. 001-03970

Dear Mr. O’Brien:

Harsco Corporation, a Delaware corporation (“we,” “us” or the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 4, 2010 (the “Comment Letter”) with respect to (i) the Company’s Form 10-K for the fiscal year ended December 31, 2009 (the “Form 10-K”) and (ii) the Company’s definitive proxy statement on Schedule 14A filed on March 24, 2010 (the “2010 proxy statement”).

Below are the Company’s responses to the comments in the Comment Letter.  For the convenience of the Staff, we have repeated the Staff’s comments before the applicable response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1.    Business, page 3

1.
Your disclosure in paragraph 1(ix) on page 8 regarding your business’ competitive environment and your competitive position within the industry is quite limited. In future filings please expand your disclosure to comply with Item 101(c)(1)(x) of Regulation S-K, to discuss among other things, an estimate of the number of competitors and your competitive position, if known or reasonably available to you, by giving separate consideration to principal products or services in any given segment.

Response:

In future annual reports on Form 10-K, the Company will comply with the staff’s request and expand its disclosure in accordance with Item 101(c)(1)(x) of Regulation S-K.  More specifically, the Company proposes to expand its disclosure to include the following:

Competition

The Company’s competitive environment is complex because of the wide diversity of services and products it provides and the global breadth and depth of markets served.  No single service provider or manufacturer competes with the Company with respect to all services provided or products manufactured and sold.  In general, on a global basis, the Company’s segments are among the top three market leaders in their respective sectors and compete with a range of global, regional and local businesses of varying size and scope.

Harsco Infrastructure Segment – This Segment provides engineered rental scaffolding, shoring, concrete forming and other access-related solutions through a global branch network comprising approximately 40 countries.  The Company believes it is the world’s most complete global organization for infrastructure-related solutions.  Its largest operations are based in the United States, the Netherlands and the United Kingdom.  Further international expansion within other geographies is anticipated as part of the Company’s strategic growth objectives.  The Segment’s key competitive factors are engineering expertise, customer service, on-time delivery, product quality, safety performance and value.  Primary competitors in the United States, Europe and globally are a limited number of privately-held global providers of forming and shoring, but competition in the scaffolding market is more fragmented and regionally focused with a large number of local competitors, principally competing for smaller commercial construction projects, and a limited number of national competitors, principally competing in the industrial markets and for larger construction projects.

Harsco Metals Segment – This Segment provides outsourced on-site services to the global metals industries in over 30 countries, with its largest operations focused in the United Kingdom, the United States and Brazil.  The Company believes it is the world’s largest provider of on-site, outsourced services to the global metals industries.  This Segment’s key competitive factors are significant industry experience, technology, safety performance, service and value.  The Company competes primarily with privately-held regional or local businesses for services outsourced by its customers.  Additionally, due to the nature of the Company’s services, it encounters a certain degree of “competition” from each customer’s changing desire to perform similar services themselves instead of looking for an outsourced solution.

Harsco Rail Segment – This Segment manufactures and sells highly-engineered railway maintenance equipment produced primarily in the United States for customers throughout the world and derives over 45% of its volume from countries outside the United States.  Additionally, this Segment provides maintenance services principally in the United States and the United Kingdom.  This Segment’s key competitive factors are quality, technology, service and value.  Primary competitors for both products and services are privately-held global businesses as well as certain regional competitors.

All Other Category (Harsco Minerals & Harsco Industrial) – This Category includes principally manufacturing businesses located in the United States with a growing focus on international growth.  Key competitive factors include quality and value.  Primary competitors are U.S.-based manufacturers of similar products.

Summary of Significant Accounting Policies, page 61

2.
In your Form 10-Q for the nine months ended September 30, 2009, you discuss the out-of-period adjustments impacting after-tax income by $9 million. In the Form 10-K you disclose an impact of $4 million from out-of –period adjustments. Although you include the $9 million or $0.11 per diluted share amount in your disclosure in Note 1 on page 61, it is not clear how these numbers relate. It appears you may be netting additional out-of-period errors identified in the fourth quarter with the errors discussed in your third quarter 10-Q. Please clarify in your supplemental response. Also provide us with an expanded discussion of these errors and how they occurred. For example, clarify how the failure to invoice on a timely basis impacted revenue recognition or resulted in the errors and discuss the impact of the failure to receive an advance customer agreement. Finally, please provide us with your qualitative and quantitative materiality analysis that supports your conclusion in the third quarter that the misstatement was immaterial. This analysis should quantify the impact on the affected quarters and annual periods and consider the criteria discussed in SAB Numbers 99 and 108.

Response:

The $9 million after-tax out-of-period adjustment disclosed in Form 10-Q for the nine months ended September 30, 2009, and noted in Form 10-K, was the principal error adjustment for both of those periods.  Other out-of-period adjustments of lesser significance were included in the 10-K disclosure of $4 million to show the effect of out-of-period adjustments for the year.  The following discusses these items in more detail.

The amounts disclosed in the Form 10-Q for the nine months ended September 30, 2009 ($9 million/$0.11 per diluted share) principally related to adjustments for improper revenue recognition and delaying the recognition of certain costs in a subsidiary of the Harsco Metals Segment.  Additionally, out-of-period tax adjustments of $1.4 million were recorded in the nine months ended September 30, 2009.  The Company completed an analysis of these items, concluded they were immaterial and included disclosure of the amounts in the third quarter Form 10-Q.  The amount disclosed in the Form 10-K ($4 million/$0.05 per diluted share) includes the aforementioned adjustments as well as all other, less significant, out-of-period adjustments recorded during the full-year 2009.  These other out-of-period adjustments include adjustments to reduce income tax expense in the amount of $1.7 million, and other individually immaterial adjustments amounting to a $1.6 million increase in after-tax income that were identified in the fourth quarter of 2009.  The Company updated its third quarter analysis to include these subsequently-identified out-of-period items.  In summary, the adjustment disclosed in the 10-Q of $9 million or $0.11 per diluted share was reduced by $4.7 million or $0.06 per diluted share resulting in the full-year out-of-period adjustments of $4 million or $0.05 per diluted share.

The out-of-period adjustment recorded for the Harsco Metals Segment subsidiary in September 2009 was determined as a result of an internal review of the subsidiary’s balance sheet as part of the Company’s standard internal control procedures.  The subsidiary performs work for customers generally under long-term executory contracts.  The Company determined that accounting errors existed related primarily to unsupported accrued revenue/unbilled accounts receivable amounts and certain deferred costs.  During the period from 2007 through 2009, work was performed for certain customers over and beyond the contractually-agreed upon amounts.  Although the additional work could have been billed to the customer at the time it was performed had customer approval been obtained, the local subsidiary management did not invoice the amounts to the customer in a timely basis and/or obtain customer approval for the additional work.  Instead, the subsidiary accrued the revenue or in some cases deferred the related costs, expecting to obtain customer approval and invoice the customer at a later date.  Once this situation was identified during the internal balance sheet review, the Company determined that insufficient evidence existed to recognize these amounts as revenue in the periods originally recorded and, due to the passage of time, the likelihood of collecting these amounts from the customer was remote; therefore, the revenue was reversed and the balance sheet amounts were written-off in the third quarter of 2009.

During the preparation of the Company’s 2008 income tax return in 2009, an error was identified in the calculation of the 2008 income tax provision that was prepared during the 2008 year-end close.   The total impact of this out-of-period adjustment was a reduction of income tax expense of $1.4 million.  In addition, during the year 2009, there were other individually immaterial adjustments to the prior periods’ income tax expense related to various tax jurisdictions.  The net impact of these out-of-period adjustments was a reduction of income tax expense in the amount of $1.7 million.  The total reduction in income tax expense was $3.1 million.

In the third quarter of 2009, the Company conducted a detailed analysis of the materiality of the aforementioned adjustments in accordance with SAB 99, SAB 108, and ASC-250.  This analysis was updated in the fourth quarter of 2009 to reflect the additional out-of-period items identified.  From a quantitative perspective, the Company evaluated the net impact to each quarter within 2007 through 2009 and the 2007, 2008 and 2009 full-year results as if the adjustments were recorded in the correct period, using the foreign exchange rates and income tax rates in effect for each period. The impact to 2006 and prior years was evaluated and it was concluded that any annual period in these years could not have been materially misstated based upon the amount of the adjustments attributed to these years.

Attached as Exhibit 1 is the Company’s quarterly analysis that summarizes the impact of the prior-period adjustments for 2007, 2008 and 2009.

As indicated by the analysis shown in Exhibit 1, the only prior quarter with a potentially quantitative significant impact (greater than 10%) is the fourth quarter of 2008, which was impacted by 11.7% and 8.8% of pre-tax and net income, respectively.  This is mainly due to a $36.1 million charge for pre-tax restructuring costs recorded in that quarter, which caused earnings to be significantly below historical trends.  However, the Company had provided advance guidance to analysts and investors excluding these costs, as their exclusion would be a better and more accurate indicator as to the recurring operating results of the Company for the period.  Company guidance was $0.47 to $0.52 per share and analysts’ consensus for that period was $0.43 per share.  Actual results were $0.46 per share excluding the voluntary restructuring costs.  The effect of the adjustments in that quarter is insignificant (3.6% and 3.3% of pre-tax and net income, respectively) excluding these voluntary costs.  Furthermore, the adjustments did not impact the earnings trend, as earnings were cyclically lower in the fourth quarter of 2008, similar to the trends in the fourth quarter of 2007.

Based on this analysis, the Company concluded that the individual and aggregate out-of-period adjustments were not material to any particular prior quarter or year.

However, the Company concluded the net impact of the error corrections recorded in the third quarter of 2009 required disclosure pursuant to ASC 270-10-45-16.

From a qualitative perspective, the Company looked at a number of factors in order to assess materiality.  These factors included the following:

•     Due to the impact to each of the quarters prior to September 2009, the adjustments did not mask a change in earnings or other trends during the affected periods. In addition, they did not mask a failure to meet analysts’ consensus estimates.
•     The adjustments did not change a loss into income or vice versa for any of the affected periods.
•     The adjustments did not impact the Company’s compliance with regulatory requirements, loan covenants, or other contractual requirements.
•     Although the net impact of these adjustments effectively increased incentive compensation for the affected periods, this increase was not material to any particular period.  In addition, the net impact to incentive compensation is effectively neutral because the Company calculates its incentives based on improvement over the prior-year’s results.
•     The Company determined that its Senior Management was not involved in the circumstances underlying the adjustments.  Rather, these adjustments were limited to the subsidiary or function where they occurred.
•     The Audit Committee of the Board of Directors and the Company’s legal counsel reviewed the Company’s analysis and concurred with the conclusion reached by Management.

Based on the above quantitative and qualitative analyses, the Company concluded that the net impact of these error corrections was significant with respect to the third quarter 2009 interim period in which they were recorded, however, they were not material with respect to the estimated income for the full fiscal year or to the trend of earnings.  As such, the corrections and disclosures were made in the Form 10-Q for the three and nine months ended September 30, 2009 and the 2009 Form 10-K.

Item 15.  Exhibits, Financial Statement Schedules, page 108

3.
Please be advised that no document on file with the Commission for more than five years may be incorporated by reference, subject to certain limited exceptions. Refer to Item 10(d) of Regulation S-K. For example, we note that Exhibit and 10(l) has been on file with the Commission for more than five years, is not available on Edgar, and does not appear to satisfy any of the exceptions listed in Item 10(d). Please advise or revise accordingly in future filings.

Response:

In future filings, the Company will revise its document references and exhibits, as needed, to comply with Item 10(d) of Regulation S-K.  For documents on file for more than five years, appropriate identification by physical location by SEC file number reference will be included in document references to comply with the exception provided by Item 10(d) of Regulation S-K.

4.
We note that you have not filed the schedules and exhibits to the Three-Year Credit Agreement (Exhibit 10(g)). Please file a complete copy of this agreement with your next Exchange Act report. In addition, in future filings and to extent applicable, please correct the date of the Form 8-K to reflect December 17, 2009 as the actual filing date.

Response:

The Company’s next Exchange Act report will include a copy of the Three-Year Credit Agreement, including schedules and exhibits, although confidential treatment may be requested for certain exhibits or portions thereof. In future filings and to the extent applicable, the Company will clarify the language in the exhibit index so that it is clear that the Company is referring to the filing date, as opposed to the date of the Form 8-K.

Definitive Proxy Statement on Schedule 14A filed on March 24, 2010

Executive Compensation, page 24
Target Annual Incentive Payouts, page 34

5.	We note that the maximum target bonus percentage for Mr. Neuffer is 136%. Supplementally, please tell us how you calculated Mr. Neuffer’s bonus which equaled 185% of his target.

Response:

An executive’s bonus is calculated based on the following formula (i) the executive’s salary multiplied by (ii) a bonus percentage, which in turn is multiplied by (iii) a performance percentage.

The bonus percentages are determined by the Compensation Committee of the Board of Directors for each individual executive.  In Mr. Neuffer’s case, his target bonus percentage (100% achievement of performance target) for 2009 was 68%.  The performance percentage is determined based on achievement of EVA objectives and can range from zero to 200%.  If Mr. Neuffer achieved 200% of his performance target, he would be entitled to 136% of his annual salary as a bonus payout.  The divisions for which Mr. Neuffer is responsible achieved actual EVA performance in 2009 that resulted in a performance percentage of 185% for Mr. Neuffer (based on the aforementioned range from zero to 200%).  As a result, Mr. Neuffer’s bonus was calculated as follows:

Base Salary	X	Bonus Percentage (68%) Expressed as a Decimal	X	Performance Percentage (185%) Expressed as a Decimal	=	Bonus Payout ($)
$414,000		0.68		1.85		$520,812

As a result, Mr. Neuffer’s actual bonus percentage was 125% (his $520,812 bonus payout divided by his $414,000 base salary), which was less than the 136% maximum.

* * *

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (717) 612-5659.

Sincerely,

/s/ Stephen J. Schnoor

Stephen J. Schnoor
Senior Vice President and Chief Financial Officer

Attachment

Exhibit 1

Quantitative Effects on Prior Periods

The following tables summarize the impact, by quarter, of the prior period adjustments using the Rollover Method:

2007	Q1			Q2			Q3			Q4			Annual
	Pre-Tax Income	Net Income	Diluted EPS	Pre-Tax Income	Net Income	Diluted EPS	Pre-Tax Income	Net Income	Diluted EPS	Pre-Tax Income	Net Income	Diluted EPS	Pre-Tax Income	Net Income	Diluted EPS
As Reported	69,166	45,440	0.54	116,766	77,043	0.91	104,822	70,253	0.83	91,686	62,378	0.74	382,439	255,115	3.01
Adjustments	(1,807)	(1,617)	(0.02)	(311)	197	0.00	(120)	210	0.00	(858)	(625)	(0.01)	(3,096)	(1,835)	(0.02)
As Adjusted	67,359	43,823	0.52	116,455	77,240	0.91	104,702	70,463	0.83	90,828	61,753	0.73	379,343	253,280	2.99
% of Reported	-2.6%	-3.6%	-3.6%	-0.3%	0.3%	0.3%	-0.1%	0.3%	0.3%	-0.9%	-1.0%	-1.0%	-0.8%	-0.7%	-0.7%

2008	Q1			Q2			Q3			Q4			Annual
	Pre-Tax Income	Net Income	Diluted EPS	Pre-Tax Income	Net Income	Diluted EPS	Pre-Tax Income	Net Income	Diluted EPS	Pre-Tax Income	Net Income	Diluted EPS	Pre-Tax Income	Net Income	Diluted EPS
As Reported	83,579	56,891	0.67	127,896	90,371	1.07	115,571	83,970	0.99	16,291	14,391	0.18	343,337	245,623	2.92
Adjustments	(753)	(58)	(0.00)	(956)	49	0.00	(1,833)	(2,642)	(0.03)	(1,911)	(1,261)	(0.02)	(5,453)	(3,912)	(0.05)
As Adjusted	82,826	56,833	0.67	126,940	90,420	1.07	113,738	81,328	0.96	14,380	13,130	0.16	337,884	241,711	2.87
% of Reported	-0.9%	-0.1%	-0.1%	-0.7%	0.1%	0.1%	-1.6%	-3.1%	-3.1%	-11.7%	-8.8%	-8.8%	-1.6%	-1.6%	-1.6%

2009	Q1			Q2			Q3			Q4			Annual
	Pre-Tax Income	Net Income	Diluted EPS	Pre-Tax Income	Net Income	Diluted EPS	Pre-Tax Income	Net Income	Diluted EPS	Pre-Tax Income	Net Income	Diluted EPS	Pre-Tax Income	Net Income	Diluted EPS
As Reported	22,490	19,816	0.25	55,450	42,077	0.52	41,618	31,974	0.40	39,784	39,971	0.50	159,342	133,838	1.66
Adjustments	2,113	1,752	0.02	(2,949)	(2,445)	(0.03)	9,430	6,655	0.08	(506)	(1,948)	(0.02)	8,088	4,014	0.05
As Adjusted	24,603	21,568	0.27	52,501	39,632	0.49	51,048	38,629	0.48	39,278	38,023	0.47	167,430	137,852	1.71
% of Reported	9.4%	8.8%	8.8%	-5.3%	-5.8%	-5.8%	22.7%	20.8%	20.8%	-1.3%	-4.9%	-4.9%	5.1%	3.0%	2.8%

All amounts are continuing operations and in 000s, except per share data.
Pre-tax income is before income tax and minority interest expenses.